Exhibit 99.1

                                                                 [LOGO] CELLTECH

Embargoed for release 7:30AM 3/18/03

                               CELLTECH GROUP PLC
                  PRELIMINARY ANNOUNCEMENT OF RESULTS FOR YEAR
                             ENDED 31 DECEMBER 2002

(Slough,  UK) March 18, 2003 - During the past year Celltech  (LSE:  CCH,  NYSE:
CLL) has achieved important advances across all areas of its operations. It has recorded a strong financial performance, with net pre-tax profit*, excluding milestone payments, increasing by 46%. This financial strength continues to successfully sustain Celltech's business model, which is centred upon undertaking long-term internationally-competitive R&D, supported by the revenues from its cash-generative pharmaceutical operations.

There has been substantial progress with Celltech's exceptional development pipeline, comprised of products addressing large market opportunities, and in most cases being developed with high quality major partners.

Additionally, the number of innovative products in early-stage clinical and pre-clinical development increased substantially during 2002, as output has continued to accelerate from Celltech's extensive discovery programmes.

The rapid progress seen in both Celltech's antibody-based and small molecule programmes is being reinforced by leading edge technologies acquired or accessed during the past two years. These include Celltech's SLAM technology, which rapidly identifies very high affinity antibodies, and which has significant advantages over other current technologies, and also the extensive ultra-high throughput small molecule lead identification programmes conducted in collaboration with Neogenesis.

Results highlights are as follows:

>     Financial Results*

      o     Turnover          -   Product   sales   and   royalties:(pound)329.6
                                  million  (+9%;   +12%  at  constant   exchange
                                  rates), of which royalties:(pound)76.7 million
                                  (+25%, +30% at CER).

      o     Profit            -   Net pretax  profit:(pound)50.4  million (+5%),
                                  pre-    goodwill    amortisation    and   2001
                                  restructuring charges.

                                  -   Excluding    other    income    (milestone
                                      payments), net pretax profit increased to (pound)42.3 million (+46%).

                                  -   Other   income   included  a  $10  million
                                      milestone  payment from  Pharmacia  (2001:
                                      $25 million).

                              - Earnings per share (pre-goodwill amortisation and 2001 restructuring charges): 15.5p (+8%).

      o     Cash              -   Increase in cash and liquid  resources  during
                                  the      year      of(pound)20.8      million,
                                  notwithstanding   payments   relating   to   a
                                  strategic         product          acquisition
                                  totalling(pound)14.7 million during 2002.

                              - Cash at 31 December 2002:(pound)105.1 million, offset by a $50 million ((pound)31.2 million) loan note due December 2003.

                              - Cash at 21 February 2003:(pound)138.1 million ((pound)106.5 million net)

* All financial results are presented pre- goodwill amortisation and 2001 restructuring charges, as detailed in the operational profit and loss account within the Financial Results section below.

>     New Product Pipeline

      o     CDP 870           -   Pharmacia   initiated   a  large   Phase   III
                                  programme  in  rheumatoid   arthritis   during
                                  October   2002,   to  assess  the  safety  and
                                  efficacy of CDP 870, both as monotherapy and combination therapy.

                              - Encouraging phase II results in Crohn's disease, including identification of C-reactive protein (CRP) level at entry as a marker for response to treatment with CDP 870. Phase III trials are anticipated to begin in mid-2003.

      o     PDE4 inhibitor    -   Merck    continues   to   progress   a   novel
                                  orally-active once-daily phosphodiesterase 4 inhibitor, arising from its collaboration with Celltech, in Phase II studies in asthma and chronic obstructive pulmonary disease (COPD).

      o     BMS-275291        -   Bristol-Myers  Squibb  is  continuing  a large
                                  Phase  II/III  study in  non-small  cell  lung
                                  cancer     with      Celltech's      selective
                                  metalloproteinase inhibitor.

      o     Early stage       -   Excellent  progress  has been  achieved,  with
            pipeline              four  products  scheduled  to  enter  clinical
                                  development during 2003, to be undertaken by Celltech or by major partners.

                                  Two further products are planned to enter preclinical development during 2003, including CDP 146, a novel once-daily oral p38 kinase inhibitor due to enter development in H2 2003.

>     Celltech Pharmaceutical Operations

      - Pharmaceutical product sales increased to(pound)252.9 million (+5%; +8% at CER).

      - Acquisition of Dipentum from Pharmacia in H2 2002, for the treatment of inflammatory bowel diseases. Initial sales of (pound)4.6 million were achieved in 2002.

      - Positive head-to-head trial results from a comparison of Metadate CD and Concerta, announced in October 2002 confirming Metadate's more rapid onset of action in ADHD patients.

      - US salesforce refocused in H2 2002, to establish a 30-strong gastroenterology salesforce, and reduce the primary care salesforce from 350 to 170 representatives.

      - Establishment of a specialist-focused Nordic region sales and marketing organisation in H2 2002.

o     Royalties

      A substantial increase in Royalty income was achieved, arising mainly from Celltech's successful antibody technology as follows:

--------------------------------------------------------------------------------
                                                   2002        2001*    % change
                                                 (pound)m    (pound)m
--------------------------------------------------------------------------------
Antibody engineering                               53.1        35.5        +49
Asacol                                              7.6         9.8        -22
Pertactin                                          11.0         8.4        +31
Mylotarg                                            2.7         4.0        -33
Other                                               2.3         1.1       +109
                                                   ---------------------------
                                                   76.7        58.8        +30
Effect of exchange differences                       --         2.6
                                                   ---------------------------
As reported                                        76.7        61.4        +25
--------------------------------------------------------------------------------

      * At constant exchange rates

o     Proposed acquisition of Oxford GlycoSciences (OGS)

      On 26 February 2003 Celltech announced an Offer of 182 pence in cash for OGS, valuing its entire issued share capital at approximately (pound)101.4 million. Celltech's rationale for this Offer is the opportunity to acquire important tangible and intangible assets, including certain novel protein targets identified and patented by OGS that it can harness into its extensive R&D capabilities. Celltech believes that using its antibody and small molecule technology platforms it is well-positioned to exploit these novel protein targets, in particular through the use of its SLAM technology platform for the rapid generation of extremely high affinity antibodies for target validation and therapeutic antibody construction, and through its access to Neogenesis' ultra high throughput screening capabilities for the rapid identification of lead series for small molecule approaches.

o     New Product Pipeline

      Celltech has an extensive and competitive pipeline with 10 products in development, addressing serious or life-threatening diseases, including 6 products that are in Phase II or Phase III studies, with another four products expected to enter clinical development during 2003. Recent advances with key products in mid- or late-stage development are summarised below:

o     CDP 870

      As Celltech's leading product employing its proprietary PEGylated antibody fragment technology, CDP 870 represents the next generation of anti-TNF-alpha therapies. Phase II data in rheumatoid arthritis (RA), presented in 2001, highlighted that CDP 870 has a fully competitive efficacy and safety profile at the 400mg dose, with a convenient four-weekly subcutaneous dosing schedule. During the first half of 2002, Pharmacia developed a new lyophilised formulation of the drug, which is being used for Phase III studies and eventual in-market supply.

      Pharmacia initiated Phase III studies in RA in October 2002, triggering a $10 million milestone payment to Celltech. The Phase III programme will investigate the safety and efficacy of CDP 870 as both monotherapy and in combination with other disease modifying drugs. These studies, in which patients will be treated for up to 12 months, will evaluate the effect of CDP 870 on both signs and symptoms, using the American College of Rheumatology (ACR) clinical scoring system, and disease progression, using x-ray techniques to measure the rate of joint destruction.

      Celltech is also developing CDP 870 in Crohn's disease. Following the announcement of positive Phase II data in February 2002, Celltech has carried out further analysis to identify those patients who receive most benefit from treatment. This resulted in the identification of C-reactive protein (CRP) as a marker for probable treatment response. Those patients entering the study with elevated CRP levels immediately prior to treatment with CDP 870 achieved significantly higher response rates. Celltech plans to discuss its Phase III plans, which incorporate this new information, with the FDA in the near future. Phase III studies are expected to begin in mid-2003. The current intention is to submit applications for registration simultaneously for both the RA and Crohn's disease indications.

      Celltech's collaboration with Pharmacia provides Celltech with co-development and co-marketing rights in the US, EU and Japan, with Celltech earning a share of the profits arising from product sales for RA and Crohn's disease in these territories. In other territories and indications, Celltech will receive a royalty on product sales. In addition, Celltech has received payments to date of $60 million, with a further $220 million potentially receivable dependent upon the attainment of certain future milestone events. Celltech has co-funding obligations for the development of CDP 870 in RA above an agreed threshold, which will be triggered during 2003. Celltech is responsible for the costs of developing CDP 870 in Crohn's disease, subject to a one-off contribution from Pharmacia towards these costs made at the time of the collaboration. The terms of this collaboration will be unchanged following the proposed acquisition of Pharmacia by Pfizer.

      US sales of existing TNF-alpha antagonists were around $2 billion in 2002, and the overall TNF-alpha therapy market is predicted to increase to $4-5 billion in the US during the next few years.

o     CDP 571

      Celltech announced in July 2002 Phase III results with this humanised anti-TNF-alpha antibody in Crohn's disease, which demonstrated efficacy at acute secondary end-points, but which did not meet its 6-month primary efficacy endpoint. Celltech is currently assessing the commercial opportunity for CDP 571, including its potential use on a named-patient basis. Celltech intends to pursue discussions with regulatory authorities regarding the data package required for acute or as needed usage, with meetings likely to be scheduled around mid-2003. It is anticipated that Celltech will review its licensing arrangements for CDP 571, including the existing collaboration with Biogen, following these meetings.

o     PDE4 Inhibitor

      Merck continues to progress a novel, potent once-daily PDE4 inhibitor, which arose from its collaboration with Celltech, in Phase II studies for the treatment of asthma and chronic obstructive pulmonary disease (COPD). Under the terms of the collaboration Celltech will receive progress-related milestone payments, and royalties on worldwide product sales. Celltech also has an option to obtain a share of future profits, through a contribution to Phase III development costs.

      Worldwide sales for asthma treatments are about $4 billion, with a compound annual growth rate of 13%. Worldwide sales for COPD are about $1.6 billion, whilst current forecasts predict that the COPD market will exceed $4 billion by 2008.

o     BMS-275291

      Bristol-Myers Squibb continues to evaluate this selective metalloproteinase inhibitor in a large Phase II/III study in non-small cell lung cancer, in combination with Taxol and Paraplatin, which is expected to be completed during 2003. Celltech will receive further substantial milestone payments and royalties, should the product be successfully commercialised.

o     Early stage development

      In addition to its extensive late-stage new product pipeline, the number of products in Celltech's early stage clinical and preclinical development has substantially increased during 2002. These innovative product candidates, under development by Celltech and its partners, address large market opportunities in cancer and autoimmune diseases.

o Two new antibody fragment-based product candidates are expected to enter initial clinical studies in mid-2003:

      - CDP 484, which blocks the effects of the pro-inflammatory cytokine interleukin-1-beta, is being pursued as a new treatment for RA and other inflammatory disorders.

      - CDP 791, which blocks a receptor involved in promoting new blood vessel formation in solid tumours, is being developed as a novel cytostatic agent for treating common cancers.

o CDP 323, an orally-active small molecule targeting alpha-4 integrins, is expected to enter clinical development in the second half of 2003, initially targeted towards RA. Celltech is also exploring the potential of this product in other inflammatory and autoimmune disorders, including multiple sclerosis and inflammatory bowel disease.

o Wyeth is collaborating with Celltech on a further antibody-cytotoxic conjugate, CMC-544 using the technology platform developed for Mylotarg, comprising an anti-CD22 antibody linked to calicheamicin. This compound is scheduled to enter clinical development for non-Hodgkins lymphoma in the first half of 2003.

o Celltech expects to enter CDP 146, an orally active small molecule that is a potent and highly selective inhibitor of p38 kinase, into preclinical development during the second half of 2003, along with a further antibody-fragment targeting inflammatory diseases.

      The productivity of Celltech's research operations has been significantly enhanced through use of the SLAM technology for rapid generation of very high affinity antibodies, and the Neogenesis collaboration, which provides an ultra high throughput screening capability for the small molecule pipeline. The SLAM technology, acquired from Abgenix in 2001, is being intensively exploited in novel target validation, and also in therapeutic antibody construction, within Celltech's Seattle and Slough Research Centres. Celltech has further developed this technology, and believes that it now affords significant advantages over current methods for selecting high affinity human or near-human antibodies. These technologies are expected to contribute to a sustained increase in Celltech's discovery output in future years.

o     Celltech Pharmaceutical Operations

      Celltech continues to reshape its pharmaceutical business, which has international sales, marketing and manufacturing operations, to focus and reinforce its capabilities. This will enable Celltech to retain substantial incremental value in the mid-term from its innovative development pipeline, by marketing or co-marketing certain of its key pipeline products to specialist prescribing audiences, in addition to underpinning its self-financing profile.

      During 2002 Celltech established specialist gastrointestinal-focused sales forces within its US and its European operations, initially to market Dipentum, which was acquired from Pharmacia in July 2002, and subsequently to market pipeline products such as CDP 870 for Crohn's disease.

      Celltech continued to expand its European presence by establishing a specialist-focused Nordic region sales and marketing organisation during 2002. This follows the acquisition of Thiemann, now renamed Celltech Pharma GbmH, in September 2001, which provided a substantial sales and marketing presence in Germany, the largest EU pharmaceutical market.

      Overall product sales for the year, excluding royalties, increased by 8% to (pound)252.9 million (2001: (pound)234.9 million at CER). Excluding the impact of the Thiemann acquisition, product sales were steady at (pound)227.8 million (2001: (pound)228.3 million at CER).

o     Sales of Major Products

--------------------------------------------------------------------------------
                                                2002        2001*       % change
                                              (pound)m    (pound)m
--------------------------------------------------------------------------------
      Tussionex                                 71.3        61.4           +16
      Zaroxolyn                                 28.5        29.0            -2
      Metadate CD                               18.0         8.2          +120
      Delsym                                    14.3         9.5           +51
      Generic methylphenidate                   12.6        19.6           -36
      Perenterol                                 7.1         1.5            nm
      Coracten                                   6.3         5.4           +17
      Ionamin                                    5.5         5.3            +4
      Dipentum                                   4.6        --              nm
      Pediapred                                  3.9         5.7           -32
      Semprex-D                                  2.6         6.4           -59
      Other                                     78.2        82.9            -6
                                               -------------------------------
      Total product sales                      252.9       234.9            +8
      Effect of exchange differences              --         6.8
                                               -------------------------------
      As reported                              252.9       241.7            +5
--------------------------------------------------------------------------------

      * At constant exchange rates

Product sales from US operations were slightly ahead of the previous year at (pound)162.6 million (2001: (pound)159.4 million at CER), reflecting growth in the cough/cold range of products and Metadate CD offset by anticipated declines in certain other products. Tussionex, Celltech's long-acting hydrocodone-based anti-tussive, increased market share, with sales advancing by 16% to (pound)71.3 million, and Delsym, an extended release OTC anti-tussive responded strongly to the introduction of a new bottle size, with sales increasing by 51% to (pound)14.3 million.

In October 2002, Celltech announced positive results from a head-to-head study against the current market leader in the once-daily methylphenidate segment. This study confirmed that Metadate CD's pharmacokinetic profile translates into a more rapid onset of action and improved clinical control during the school day. Celltech plans to publish the positive results from this study during 2003. Sales of Metadate CD increased significantly to (pound)18.0 million, with a market share of the once-daily methylphenidate market of around 9%.

Celltech's valuable anti-tussive franchise will be strengthened by the addition of a new 12-hour product, Codeprex, which is expected to be launched in time for the 2004/5 cough/cold season.

Sales from European  operations  increased  significantly to (pound)90.4 million
(2001: (pound)75.6 million at CER), but excluding the impact of the Thiemann acquisition, European sales declined by 6% to (pound)65.3 million, reflecting the mature nature of the European product portfolio, in addition to the cessation of certain revenues relating to Celltech's agreement with PowderJect for the marketing of its vaccines.

o     Financial Results

      Operational profit and loss account for the year ended 31 December 2002

--------------------------------------------------------------------------------
                                                    2002       2001     % change
                                                  (pound)m   (pound)m
--------------------------------------------------------------------------------
      Sales                                        329.6      303.1         +9
      Cost of sales                                (94.7)     (83.5)       +13
                                                   ---------------------------
      Gross profit                                 234.9      219.5         +7

      Research and development                     (95.7)     (90.7)        +6
      Sales, marketing and distribution            (71.5)     (78.6)        -9
      Corporate and general administration         (26.8)     (24.9)        +8
                                                   ---------------------------
      Total expenses                              (194.0)    (194.2)       Nil
                                                   ---------------------------

      Operating profit before other income          40.9       25.4        +61
      Other income                                   8.1       18.8         Nm
                                                   ---------------------------
      Operating profit pre restructuring
        items and goodwill                          49.0       44.2        +11
      Interest                                       1.4        3.6        -61
                                                   ---------------------------
      Net profit pre restructuring
        items and goodwill                          50.4       47.8         +5
      Tax                                           (7.6)      (8.1)        -6
                                                   ---------------------------
      Net profit after tax pre restructuring
        items and goodwill                          42.8       39.7         +8
--------------------------------------------------------------------------------

      Operating profit before other income, excluding goodwill amortisation and restructuring items, increased by 61% to (pound)40.9 million (2001:
      (pound)25.4 million), notwithstanding a substantial increase in insurance premiums during the year along with a (pound)2.9 million charge relating to the Group's self-insurance for which a captive insurance subsidiary has been established. The operating profit excluding goodwill amortisation and restructuring items increased to (pound)49.0 million (2001: (pound)44.2 million, including (pound)17.4 signature fee from Pharmacia relating to the CDP 870 collaboration). Milestone income is an important revenue source for Celltech, although the level of income can vary substantially each year depending upon the progress of Celltech's collaborations.

      Net pretax profit before other income, excluding goodwill amortisation and restructuring items, also increased strongly to (pound)42.3 million (+46%), despite a significant reduction in interest received as a result of the marked decline in US interest rates, in addition to lower average cash balances. The substantial increases recorded in the operating and net profit before other income, excluding goodwill amortisation and restructuring items, reflect the underlying growth of Celltech's sales and royalty revenues, and its stringent control of costs.

      The  tax  charge  for the  year of  (pound)7.6  million  represents  a 15%
      effective rate on net profit before goodwill amortisation and restructuring items. Due to the availability of operating losses carried forward, it is expected that a tax rate of not more than 20% should be sustained for the next three years, based upon the current UK and US fiscal environments.

      Earnings per share for the year amounted to 15.5p (2001: 14.4p) before restructuring items and goodwill. Goodwill amortisation for the year, which arises from the accounting treatment of company acquisitions, amounted to (pound)93.7 million (2001: (pound)92.6 million). The 2001 financial statements included a restructuring charge of (pound)7.8 million: there have been no restructuring charges during 2002. In line with normal practice amongst international biotechnology companies, no dividend is proposed for the year.

      Celltech's financial position has been considerably strengthened during the year, with an increase in cash and liquid resources during the year of (pound)20.8 million, notwithstanding payments made to Pharmacia relating to the acquisition of Dipentum of (pound)14.7 million. The year-end cash position remains strong at (pound)105.1 million (2001: (pound)90.4 million) before a loan note due December 2003 of (pound)31.2 million, and had increased to (pound)138.1 million ((pound)106.5 million net) as at 21 February 2003. The Group has recently renegotiated a (pound)65 million, revolving credit facility for a further three years to retain flexibility in its future funding requirements. The Group does not envisage needing additional funding for normal operational requirements.

Celltech's 2002 results presentation to analysts and investors will be broadcast via the Internet commencing at 09:00 a.m. today, and will be accessible through Celltech's homepage at www.celltechgroup.com. A full replay service of the presentation will be available following the meeting.

Dr Peter Fellner and Peter Allen will today host a results conference call for investors at 11:00 EST (16:00 London time). This may be accessed by dialling
(800) 361-0912 (US domestic line), +(1) 913 981-5559 (international number), and quoting 'Celltech Results'.

A recording of the call will be available until 25 March by dialling (888) 203-1112 (US domestic line), +(1) 719 457-0820 (international number), access code : 671745.

Contacts

Dr Peter Fellner       Chief Executive Officer             (44) (0) 1753 534655
Peter Allen            Chief Financial Officer
Richard Bungay         Director of Corporate
                         Communications

Jon Coles              Brunswick (London)                  (44) (0) 207 404 5959
Fiona Fong             Brunswick (London)
Cindy Leggett-Flynn    Brunswick (New York)                (1) (212) 333 3810


Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an extensive late stage development pipeline and a profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities. The Directors of Celltech accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Celltech desires to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward-looking statements contained within this document. In particular certain statements with regard to the conduct of clinical trials with CDP 870 and other development products, the outcome of planned discussions with regulatory authorities regarding the probable requirements for the registration of CDP 870 and CDP 571, and the feasibility and benefits of the acquisition of OGS by Celltech, are all forward-looking in nature. By their nature forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. In addition to factors set forth elsewhere in this document, the following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: pricing and product initiatives of the Company's competitors, including the introduction of branded competition or generic substitution for the Company's products, unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, results from clinical trials, studies and investigations that are inconsistent with previous results and the Company's expectations, failure to obtain and maintain required approvals for products from governmental authorities, unavailability of raw materials or other interruptions in production or product distribution both internal and external, unexpected difficulties in the scale-up of production to viable commercial levels, unexpected fluctuations in production yields for development products or marketed products, fluctuations in currency exchange rates, inability of the Company to market existing and new products effectively, the failure of the Company's development, manufacturing and marketing partners to perform their contractual obligations and the risk of substantial product liability claims. Other factors that could affect these forward-looking statements are described in the Company's reports filed with the US Securities and Exchange Commission. The forward-looking statements included in this document represent the Company's best judgement as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. The Company disclaims any obligation to update these forward-looking statements

Consolidated Profit and Loss Account
for the year ended 31 December 2002


                                                  Pre-goodwill                      Total            Pre  Restructuring
                                                        charge      Goodwill      Year to  restructuring     items and        Total
                                                       Year to       Year to           31      items and      goodwill      Year to
                                                   31 December   31 December     December       goodwill       Year to           31
                                                          2002          2002         2002        Year to   31 December     December
                                                                                             31 December          2001         2001
                                                                                                    2001

                                           Notes      (pound)m      (pound)m     (pound)m       (pound)m      (pound)m     (pound)m
------------------------------------------------------------------------------------------------------------------------------------
Turnover                                                 329.6            --        329.6          303.1            --        303.1
Cost of sales                                            (94.7)           --        (94.7)         (83.5)           --        (83.5)
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                             234.9            --        234.9          219.6            --        219.6
------------------------------------------------------------------------------------------------------------------------------------

Investment in research and development                   (95.7)           --        (95.7)         (90.7)           --        (90.7)
Selling, marketing and distribution
expenses                                                 (71.5)           --        (71.5)         (78.6)           --        (78.6)
Administrative expenses                                  (26.8)        (93.7)      (120.5)         (24.9)       (100.4)      (125.3)
------------------------------------------------------------------------------------------------------------------------------------

Operating profit/(loss) before other                      40.9         (93.7)       (52.8)          25.4        (100.4)       (75.0)
income

Other income                                   1           8.1            --          8.1           18.8            --         18.8
------------------------------------------------------------------------------------------------------------------------------------

Operating profit/(loss)                                   49.0         (93.7)       (44.7)          44.2        (100.4)       (56.2)
Net interest receivable                                    1.4            --          1.4            3.6            --          3.6
------------------------------------------------------------------------------------------------------------------------------------

Profit/(loss) on ordinary activities

before taxation                                           50.4         (93.7)       (43.3)          47.8        (100.4)       (52.6)
Tax on profit/(loss) on ordinary activities               (7.6)          5.1         (2.5)          (8.1)          5.2         (2.9)
------------------------------------------------------------------------------------------------------------------------------------

Profit/(loss) on ordinary activities
after taxation                                            42.8         (88.6)       (45.8)          39.7         (95.2)       (55.5)
------------------------------------------------------------------------------------------------------------------------------------

Accrual for unpaid preference share
dividend                                                  (0.2)           --         (0.2)          (0.2)           --         (0.2)
------------------------------------------------------------------------------------------------------------------------------------

Transfer to/(from) profit and loss reserve                42.6         (88.6)       (46.0)          39.5         (95.2)       (55.7)
------------------------------------------------------------------------------------------------------------------------------------

Basic earnings/(loss) per share (pence)        2          15.5                      (16.7)          14.4                      (20.3)
Diluted earnings/(loss) per share (pence)      2          15.4                      (16.7)          14.2                      (20.3)

      The results presented above arise from continuing operations.

Consolidated Balance Sheet
as at 31 December 2002

                                                                                  31 December       31 December
                                                                                         2002              2001
                                                                                     (pound)m          (pound)m
----------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets                                                                     439.9             498.3
Tangible assets                                                                        95.2             103.5
Investments                                                                            40.2              38.3
----------------------------------------------------------------------------------------------------------------
                                                                                      575.3             640.1
----------------------------------------------------------------------------------------------------------------
Current assets
Stock                                                                                  43.4              45.7
Debtors                                                                                76.6              82.7
Equity investments                                                                       --               2.0
Cash and liquid resources                                                             105.1              90.4
----------------------------------------------------------------------------------------------------------------
                                                                                      225.1             220.8
Creditors: amounts falling due within one year                                       (160.1)           (119.2)
----------------------------------------------------------------------------------------------------------------
Net current assets                                                                     65.0             101.6
----------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                 640.3             741.7

Creditors: amounts falling due after more than one year                               (12.7)            (45.6)

Provisions for liabilities and charges                                                (63.2)            (76.9)

----------------------------------------------------------------------------------------------------------------
Net assets                                                                            564.4             619.2
----------------------------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital                                                               141.3             141.0
Share premium account                                                                  83.3              81.6
Other reserves                                                                        621.4             621.2
Profit and loss account                                                              (281.6)           (224.6)
----------------------------------------------------------------------------------------------------------------
Shareholders' funds                                                                   564.4             619.2
----------------------------------------------------------------------------------------------------------------

Approved by the Board on 17 March 2003 and signed on its behalf by

Dr. Peter Fellner
Peter Allen

Directors

Consolidated Cash Flow Statement
for the year ended 31 December 2002

                                                                                             Year to                  Year to
                                                                                    31 December 2002         31 December 2001
                                                                                            (pound)m                 (pound)m
------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                                       49.4                     38.7
Returns on investments and servicing of finance
Interest received                                                                                2.8                      5.1
Interest paid                                                                                   (2.5)                    (2.4)
Interest paid on finance leases                                                                 (0.1)                    (0.2)
------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from returns on investment and servicing of finance                              0.2                      2.5
------------------------------------------------------------------------------------------------------------------------------
Taxation
Taxation paid                                                                                   (4.4)                    (4.3)
Taxation refunded                                                                                0.8                     13.0
------------------------------------------------------------------------------------------------------------------------------
Taxation (outflow)/inflow                                                                       (3.6)                     8.7
------------------------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investment
Payments made to acquire tangible fixed assets                                                 (11.8)                   (16.1)
Payments made to acquire intangible fixed assets                                               (16.1)                   (11.8)
Payments made to acquire fixed asset investments                                                  --                     (7.0)
Proceeds from disposal of equity                                                                 1.1                     11.5
investments
Proceeds from sale of fixed assets                                                               0.7                      1.1
------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from capital expenditure and financial investment                             (26.1)                   (22.3)
------------------------------------------------------------------------------------------------------------------------------
Acquisitions and disposals
Deferred consideration                                                                            --                     (1.5)
Acquisition of Thiemann, less cash acquired                                                       --                    (26.2)
Net proceeds from European asset sales                                                            --                      3.0
Cash funding in respect of businesses held for resale                                             --                     (4.1)
Proceeds from sale of businesses held for disposal                                                --                     15.3
------------------------------------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow from disposals and acquisitions of businesses                           --                    (13.5)
------------------------------------------------------------------------------------------------------------------------------
Net cash inflow before management of liquid resources and financing                             19.9                     14.1

Management of liquid resources                                                                  30.1                     (7.0)

Financing
Receipts from issuing shares                                                                     2.0                      5.0
Capital element of finance lease rental payments                                                (1.1)                    (1.3)
Repayment of loan of acquired subsidiaries                                                        --                     (5.4)
------------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from financing                                                         0.9                     (1.7)
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Increase in cash in the period                                                                  50.9                      5.4
------------------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Cash Flow Statement

(a) Reconciliation of operating loss to net cash outflow from operating activities

                                                                                         Year to                     Year to
                                                                                31 December 2002            31 December 2001
                                                                                        (pound)m                    (pound)m
-----------------------------------------------------------------------------------------------------------------------------
Operating loss                                                                             (44.7)                      (56.2)
Restructuring                                                                                 --                         7.8
-----------------------------------------------------------------------------------------------------------------------------
Operating loss before restructuring costs                                                  (44.7)                      (48.4)
Depreciation                                                                                13.3                        12.6
Goodwill amortisation                                                                       93.7                        92.6
Intangibles amortisation                                                                     1.0                          --
Decrease/(increase) in stocks                                                                0.1                        (5.5)
Decrease/(increase) in debtors                                                               0.9                       (26.2)
(Decrease)/increase in creditors                                                            (9.7)                       20.5
-----------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities before restructuring costs                        54.6                        45.6
Outflow relating to restructuring costs                                                     (5.2)                       (6.9)
-----------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                                   49.4                        38.7
-----------------------------------------------------------------------------------------------------------------------------

(b)   Reconciliation of Net Cash Flow to Movement in Net Funds

                                                                                         Year to                     Year to
                                                                                31 December 2002            31 December 2001
                                                                                        (pound)m                    (pound)m
----------------------------------------------------------------------------------------------------------------------------
Increase in cash                                                                            50.9                         5.4
Management of liquid resources                                                             (30.1)                        7.0
----------------------------------------------------------------------------------------------------------------------------
Total increase in cash and liquid resources                                                 20.8                        12.4
Loans and finance leases acquired with subsidiaries                                           --                        (5.4)
Loans and finance leases disposed with asset sales                                            --                         0.3
Decrease in long term debt and finance leases                                                1.1                         6.7
Inception of new finance leases                                                               --                          --
----------------------------------------------------------------------------------------------------------------------------
Change in net funds                                                                         21.9                        14.0
Exchange differences                                                                       (2.8)                         0.5
----------------------------------------------------------------------------------------------------------------------------
Movement in net funds in the period                                                         19.1                        14.5
Net funds at beginning of period                                                            53.1                        38.6
----------------------------------------------------------------------------------------------------------------------------
Net funds at 31 December                                                                    72.2                        53.1
----------------------------------------------------------------------------------------------------------------------------

(c)   Analysis of changes in net funds

                                       At 1 January 2002            Cash flow    Exchange Movements      At 31 December 2002
----------------------------------------------------------------------------------------------------------------------------
                                                (pound)m             (pound)m              (pound)m                 (pound)m
Cash                                                36.3                 50.9                 (6.1)                     81.1
Liquid resources                                    54.1                (30.1)                  --                      24.0
Finance leases                                      (2.8)                 1.1                   --                      (1.7)
Loans                                              (34.5)                  --                  3.3                     (31.2)
----------------------------------------------------------------------------------------------------------------------------
Net funds                                           53.1                 21.9                 (2.8)                     72.2
----------------------------------------------------------------------------------------------------------------------------

Notes to the Financial Statements

Statutory accounts

The information  presented does not constitute statutory accounts, as defined in
Section 240 of the Companies Act 1985, for the year ended 31 December 2002 or 2001, but is derived from those accounts. Statutory accounts for 2001 have been delivered to the Registrar of Companies, and those for 2002 will be delivered following the Company's Annual General Meeting. The auditors have issued an unqualified opinion on the accounts for 2002 and 2001.

1. Other income

                                                   Year to            Year to
                                          31 December 2002   31 December 2001
                                                  (pound)m           (pound)m
-----------------------------------------------------------------------------

Pharmacia                                              6.4               17.5
Other milestones                                       1.7                1.3
-----------------------------------------------------------------------------
                                                       8.1               18.8
-----------------------------------------------------------------------------

The Pharmacia income in 2002 of $10 million ((pound)6.4 million) relates to the successful completion of Phase II studies / commencement of Phase III studies of CDP870 in the rheumatoid arthritis indication.

The Pharmacia income in 2001 relates to $25 million ((pound)17.5 million) of the $50 million initial payment received from the company for the co-development and co-promotion of CDP870. The income recognised is in relation to the non-refundable, non-creditable signature payment for the licence. The remainder of the upfront payment will be offset against CDP870 research and development expenditure incurred by the Group. Research and development expenditure in 2002 is shown net of (pound)3.7 million (2001:(pound)8.4 million) funding. There is a remaining (pound)5.3 million held on the balance sheet within accruals and deferred income.

2. Earnings per share

The basic loss per share is based upon a loss of (pound)46 million (2001: loss of (pound)55.7 million) after deduction of accrued unpaid preference share dividends of (pound)0.2 million (2001: (pound)0.2 million) and a weighted average number of shares in issue of 275.4 million.

In addition for the years ended 31 December 2002 and 2001 the earnings per share before goodwill and restructuring items is provided which is based on profits of (pound)42.6 million (2001: profit of (pound)39.5 million). This is reconciled to the loss of (pound)46 million (2001: loss of (pound)55.7 million) as set out below:

                                               Year to 31 December 2002       Year to 31 December 2001
                                                               (pound)m                       (pound)m
------------------------------------------------------------------------------------------------------
Attributable loss                                                 (46.0)                         (55.7)
Goodwill amortisation                                              93.7                           92.6
Restructuring costs                                                  --                            7.8
Tax on goodwill                                                    (5.1)                          (5.2)
------------------------------------------------------------------------------------------------------
Adjusted profit                                                    42.6                           39.5
------------------------------------------------------------------------------------------------------

The diluted earnings/(loss) per share, takes into account the dilutive effect of share options and convertible preference shares. A reconciliation between the number of shares used in the calculation of the basic and diluted earnings/(loss) per share is shown in the table below:

                                               Year to 31 December 2002        Year to 31 December 2001
                                                               (pound)m                        (pound)m
-------------------------------------------------------------------------------------------------------
Basic weighted average number of shares                           275.4                           274.5
Share options                                                       0.6                             2.6
Convertible preference shares                                       1.9                             1.9
-------------------------------------------------------------------------------------------------------
Diluted number of shares                                          277.9                           279.0
-------------------------------------------------------------------------------------------------------

Due to the loss making position of the Group, the exercise of share options and conversion of preference shares do not increase the basic loss per share and therefore according to FRS14 the basic and diluted loss per share remain the same. The 2002 and 2001 earnings per share before goodwill and restructuring items has been adjusted for the dilutive effect.

3. Exchange rates

The Group uses the average exchange rates prevailing during the period to translate the results of overseas subsidiary undertakings and the period-end rates to translate the net assets of those undertakings. The currency which most influences the Group's results is the US dollar and the relevant exchange rates are as follows:

                                        31 December 2002        31 December 2001
US$/Sterling
--------------------------------------------------------------------------------
Period average                                      1.50                    1.44
Period end                                          1.60                    1.45
--------------------------------------------------------------------------------

Pro Forma Condensed Combined Profit and Loss Accounts

On 15 June 1999 Celltech and Chiroscience announced plans for the merger of their respective businesses. The merger took effect on 3 August 1999. On 26 January 2000, the Celltech Group acquired Medeva PLC. Due to the significant impact to the financial position of the Celltech Group caused by these two transactions the Directors believe that shareholders would benefit from certain additional pro-forma financial information.

Presented below is a four-year summary of the Celltech Group, on a pro-forma basis as if the Chiroscience and Medeva businesses had been part of the Celltech Group for the entire period.

                                                               Total             Total              Total              Total
                                                          continuing        continuing         continuing         continuing
                                                          operations        operations         operations         operations
                                                          Year to 31        Year to 31         Year to 31         Year to 31
                                                       December 2002     December 2001      December 2000      December 1999
                                                            (pound)m          (pound)m           (pound)m           (pound)m
----------------------------------------------------------------------------------------------------------------------------
Turnover                                                       329.6             303.1              250.2              243.4
Cost of sales                                                  (94.7)            (83.5)             (74.1)             (72.5)
----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                   234.9             219.6              176.1              170.9
----------------------------------------------------------------------------------------------------------------------------

Investment in research and development                         (95.1)            (90.7)             (78.5)             (80.9)
Selling, marketing and distribution expenses                   (71.5)            (78.6)             (52.0)             (57.1)
Administrative expenses                                        (27.4)            (24.9)             (26.7)             (33.4)

----------------------------------------------------------------------------------------------------------------------------
Operating profit/(loss) before other income                     40.9              25.4               18.9               (0.5)
Other income                                                     8.1              18.8                4.6               20.2
----------------------------------------------------------------------------------------------------------------------------
Operating profit                                                49.0              44.2               23.5               19.7
Net interest receivable                                          1.4               3.6                1.6               (0.1)
----------------------------------------------------------------------------------------------------------------------------
Profit before tax                                               50.4              47.8               25.1               19.6
----------------------------------------------------------------------------------------------------------------------------

Basis of preparation

1.    The results are presented before goodwill and restructuring.

2.    The 2001, 2000 and 1999 results are presented at historic exchange rates.

3. The results of businesses that were held for immediate disposal on the acquisition of the Medeva Group are excluded.

4. The 2002 and 2001 figures are extracted, without adjustment, from the audited profit and loss account, before goodwill and restructuring items presented this year. The 2000 and 1999 figures are extracted from the pro-forma note, audited by Ernst & Young and presented in the 2000 financial statements.